**Mercedes-Benz Auto Receivables Trust 2021-1**
**Investor Report**

Collection Period Ended      31-Aug-2025

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 48 | | | |
| Collection Period (from... to) | 1-Aug-2025 | 31-Aug-2025 | | |
| Determination Date | 11-Sep-2025 | | | |
| Record Date | 12-Sep-2025 | | | |
| Distribution Date | 15-Sep-2025 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Aug-2025 | 15-Sep-2025 | Actual/360 Days | 31 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Aug-2025 | 15-Sep-2025 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 332,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 560,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 560,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 130,000,000.00 | 76,988,960.91 | 66,035,030.13 | 10,953,930.78 | 84.261006 | 0.507962 |
| **Total Note Balance** | **1,582,500,000.00** | **76,988,960.91** | **66,035,030.13** | **10,953,930.78** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 40,578,961.98 | 40,576,974.05 | 40,576,974.05 | |
| Adjusted Pool Balance | 1,623,078,961.98 | 117,565,934.96 | 106,612,004.18 | |
| Yield Supplement Overcollateralization Amount | 34,735,936.60 | 1,538,282.43 | 1,352,625.30 | |
| **Pool Balance** | **1,657,814,898.58** | **119,104,217.39** | **107,964,629.48** | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 40,578,961.98 | 2.50% |
| Target Overcollateralization Amount | 40,576,974.05 | 2.50% |
| Current Overcollateralization Amount | 40,576,974.05 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.210000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.460000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 0.730000% | 46,834.95 | 0.360269 | 11,000,765.73 | 84.621275 |
| **Total** | | **$46,834.95** | | **$11,000,765.73** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 10,875,164.50 | (1) Total Servicing Fee | 99,253.51 |
| Interest Collections | 373,665.53 |     Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 113,794.11 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 237,243.55 | | |
| Purchase Amounts | 71,411.90 | (3) Interest Distributable Amount Class A Notes | 46,834.95 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 51,790.39 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **11,723,069.98** | (6) Regular Principal Distributable Amount | 10,953,930.78 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **11,723,069.98** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 623,050.74 |
| | | **Total Distribution** | **11,723,069.98** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 99,253.51 | 99,253.51 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 46,834.95 | 46,834.95 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 46,834.95 | 46,834.95 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 46,834.95 | 46,834.95 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 10,953,930.78 | 10,953,930.78 | 0.00 |
| Aggregate Principal Distributable Amount | 10,953,930.78 | 10,953,930.78 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 4,057,697.40 |
| Reserve Fund Amount - Beginning Balance | 4,057,697.40 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 13,775.80 |
| minus Net Investment Earnings | 13,775.80 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 4,057,697.40 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 13,775.80 |
| Net Investment Earnings on the Collection Account | 38,014.59 |
| Investment Earnings for the Collection Period | 51,790.39 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,657,814,898.58 | 44,343 |
| Pool Balance beginning of Collection Period | 119,104,217.39 | 12,207 |
| Principal Collections | 8,160,504.75 | |
| Principal Collections attributable to Full Pay-offs | 2,714,659.75 | |
| Principal Purchase Amounts | 71,115.99 | |
| Principal Gross Losses | 193,307.42 | |
| Pool Balance end of Collection Period | 107,964,629.48 | 11,554 |
| Pool Factor | 6.51% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.59% | 3.77% |
| Weighted Average Number of Remaining Payments | 55.46 | 15.29 |
| Weighted Average Seasoning (months) | 9.86 | 56.42 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 105,418,817.93 | 11,380 | 97.64% |
| 31-60 Days Delinquent | 2,084,448.92 | 140 | 1.93% |
| 61-90 Days Delinquent | 376,873.36 | 28 | 0.35% |
| 91-120 Days Delinquent | 84,489.27 | 6 | 0.08% |
| Total | 107,964,629.48 | 11,554 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.427% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 193,307.42 | 25 | 33,479,619.65 | 1,393 |
| Principal Net Liquidation Proceeds | 113,673.45 | | 14,093,842.89 | |
| Principal Recoveries | 232,857.67 | | 10,797,195.11 | |
| Principal Net Loss / (Gain) | (153,223.70) | | 8,588,581.65 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (1.619%) |
| Prior Collection Period | (0.674%) |
| Second Prior Collection Period | (0.750%) |
| Third Prior Collection Period | (0.474%) |
| Four Month Average | (0.879%) |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.518% |
| **Average Net Loss / (Gain)** | 6,165.53 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.